Exhibit (d)(2)

Marathon Fund Limited Partnership V
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402

April 7, 2005

Badger Retail Holding, Inc.
Attn.: Mr. Michael T. Sweeney
President and Chief Executive Officer
c/o Goldner Hawn Johnson & Morrison
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

          Re: Equity Investment in Badger Retail Holding, Inc.

Gentlemen:

Badger Retail Holding, Inc., a Delaware corporation (“Holding”), and Badger Acquisition Corp., a Wisconsin corporation (“Merger Sub”), have been organized at the direction of affiliates of Marathon Fund Limited Partnership V, a Delaware limited partnership (“Marathon”), for the purpose of effecting the transactions contemplated by the Agreement and Plan of Merger dated as of the date hereof by and among ShopKo Stores, Inc., a Wisconsin corporation (the “Company”), Holding and Merger Sub (including the schedules thereto, the “Merger Agreement”). Capitalized terms used herein and not defined herein have the meanings set forth in the Merger Agreement

In order to enable Holding and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement, Marathon is pleased to commit to provide, or to cause an affiliate to provide, to Holding up to $27.0 million in exchange for common equity in Holding and Jack W. Eugster (“Eugster”) is pleased to commit to provide, or to cause an affiliate to provide, to Holding $3.0 million in exchange for common equity on the same terms as the investment of Marathon in Holding and such investment by Eugster will be subject to customary rights of co-sale with the investment of Marathon. Such commitments are subject to (i) Marathon and Eugster determining in their good faith that all conditions to the obligations of Holding and Merger Sub pursuant to the Merger Agreement and all conditions in the Real Estate Debt Letter and the Senior Debt Letter have been satisfied or have been waived by all parties for whose benefit such conditions exist and (ii) the concurrent consummation of the Merger.

Upon the receipt of such equity contributions, Holdings shall contribute such amounts to Merger Sub.

You agree to keep this letter and its contents confidential and, without the prior written consent of Marathon and Eugster, you agree not to disclose to any person the terms, conditions or other

Badger Retail Holding, Inc.

April 7, 2005

contents of this letter or subsequent negotiations between the parties hereto other than to the Company. and your and their respective employees, officers, directors, accountants, attorneys and other advisors, in each case in connection with the transactions contemplated hereby and subject to agreement to the confidentiality provisions hereof. We hereby consent to the use of our name in a press release to be issued by the Company and/or Merger Sub upon the announcement of the execution of the Merger Agreement, and to a description of this commitment letter in a proxy statement and related filings by the Company with the Securities and Exchange Commission in connection with the Merger Agreement, in each case, provided that we and our respective counsel are satisfied with the language in such documents with respect to the use of our name and description of this letter.

If the foregoing is acceptable to you, kindly sign this letter where indicated below and return it to us.

Very truly yours,

MARATHON FUND LIMITED PARTNERSHIP V

By:	MILTIADES L.P.
Its:	General Partner

By:	ULTIMATE GP, LLC
Its:	General Partner

By:	/s/ Michael Israel

Its:	Manager

/s/ Jack W. Eugster

Jack W. Eugster

Accepted and Agreed on the date first written above:

BADGER RETAIL HOLDING, INC.

By:	/s/ Michael T. Sweeney

Its:	Chief Executive Officer

BADGER ACQUISITION CORP.

By:	/s/ Michael T. Sweeney

Its:	Chief Executive Officer